SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

COMPUMED, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

204914

(CUSIP Number)

David J. Katz
Perkins Coie LLP
1620 26th Street, Sixth Floor, South Tower
Santa Monica, California 90404
(310) 788-3268

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204914

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stuart L. Silverman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 970,221 (1)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 970,221 (1)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 970,221 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.1% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)                                  Includes 970,221 fully vested options to purchase shares of CompuMed, Inc. (“CompuMed”) common stock that are exercisable within 60 days of the date of filing of this report.

(2)                                  Calculated based on 18,921,255 shares of CompuMed common stock outstanding as of September 30, 2003, as provided to Mr. Silverman by CompuMed.  In accordance with Rule 13d-3(d)(1)(i)(D), such number represents the sum of the actual number of outstanding shares of CompuMed common stock (17,951,034) as of September 30, 2003, plus Mr. Silverman’s options to purchase shares of CompuMed common stock that are exercisable within 60 days of the date of this filing (970,221).

Item 1.	Security and Issuer
Common Stock of CompuMed, Inc. (“CompuMed”) 5777 West Century Blvd., Suite 1285 Los Angeles, California 90045 CUSIP No. 204914

Item 2.	Identity and Background
(1)(a) Stuart Silverman (b) 5777 West Century Blvd., Suite 1285 Los Angeles, California 90045

(c)                                  Mr. Silverman is currently a member of Compumed’s Board of Directors, Executive Committee and Compensation Committee. CompuMed is a healthcare informatics company that provides medical imaging software solutions and the remote interpretation of electrocardiograms.  CompuMed’s business address is set forth in (1)(b) above, and is incorporated herein by reference.  Mr. Silverman is the Medical Director of the Osteoporosis Medical Center and a Clinical Professor of Medicine at the UCLA School of Medicine, located at 8641 Wilshire Blvd., Suite 310, Beverly Hills, CA 90211.  The Osteoporosis Medical Center is a nationally recognized clinical research center for osteoporosis.

(d) None
(e) None
(f) American

Item 3.	Source and Amount of Funds or Other Consideration
All of the shares of common stock beneficially owned by Mr. Silverman are derived from the following stock options:

Grant Date	Expiry Date	Type of Option	Number of Shares	Exercise Price	Number of Vested Shares

9/8/99	9/8/09	Non-Qualified	25,000	$0.84	25,000

1/10/00	1/10/10	Non-Qualified	100,000	$0.63	100,000

8/11/00	8/11/10	Non-Qualified	50,000	$0.84	50,000

8/15/01	8/15/11	Non-Qualified	100,000	$0.14	66,667

6/14/02	6/14/12	Non-Qualified	125,000	$0.25	41,667

2/11/03	2/11/13	Non-Qualified	427,083	$0.08	427,083

6/20/03	6/20/13	Non-Qualified	259,804	$0.10	259,804

Item 4.	Purpose of Transaction
See response to Item 3, which is incorporated herein by this reference.

Item 5.	Interest in Securities of the Issuer

(a)-(b)               Reference is made to Rows 7-11 and 13 of the cover page of this Schedule 13D, which Rows are incorporated by reference herein.  According to CompuMed’s information provided to Mr. Silverman, there were 17,951,034 shares of CompuMed common stock outstanding as of September 30, 2003.  As of the date of filing of this Schedule 13D, Mr. Silverman directly beneficially owns 970,221 shares of CompuMed common stock, all of which are fully vested options which Mr. Silverman has the right to exercise into CompuMed common stock within 60 days of the date of filing of this Schedule 13D.  Such shares represent 5.1% of CompuMed’s outstanding shares of common stock (inclusive of the 970,221 fully vested options) in accordance with Rule 13(d)-3(d)(1)(i)(D).

Mr. Silverman is not part of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act and has sole power to vote, direct voting and to sell or otherwise dispose of the shares.

(c) During the 60-day period before the date of filing of this Schedule 13D, Mr. Silverman had no transactions in CompuMed’s common stock.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable

Item 7.	Material to Be Filed as Exhibits
NONE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2003	/s/ Stuart Silverman
Stuart Silverman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001).